

Mail Stop 7010

March 7, 2008

Via U.S. mail and facsimile

Mr. Richard W. Kunes
Executive Vice President and Chief Financial Officer
The Estee Lauder Companies Inc.
767 Fifth Avenue
New York, NY 10153

      RE: Form 10-K for the fiscal year ended June 30, 2007
               Form 10-Q for the period ended December 31, 2007
               Schedule 14A Filed on October 1, 2007

               File No. 1-14064

Dear Mr. Kunes:

        We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Business, page 2

Competition, page 7

2. In accordance with Item 101(c)(1)(x) of Regulation S-K, please include a brief discussion regarding your competitive position in the market.

Financial Condition

Liquidity and Capital Resources, page 34

3. You state that total debt as a percent of capitalization was 48% at June 30, 2007 and 24% at June 30, 2006. When there are significant changes in your capitalization such as the above, please address the expected impact of these changes on your future operating results and liquidity.   Refer to Instruction 3 to Item 303(a) of Regulation S-K.

Table of Contractual Obligations, page 37

4. Please separately present estimated interest payments on your debt. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-14

5. You state that sales at your retail stores and online are recognized in accordance with a 4-4-5 retail calendar. Please expand your disclosure to state what is meant by a 4-4-5 calendar.

Exhibits

6. We note your discussion regarding certain license arrangements on page F-15. Please tell us why you have not filed these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2007

General

7. Please address the above comments in your interim filings as well.

SCHEDULE 14A FILED ON OCTOBER 1, 2007

Compensation Discussion and Analysis, page 29

Base Salary, page 30

8. In future filings, please provide an analysis of how the compensation committee decides the amount of base salary that is paid to a named executive officer, including the substance of the compensation committee's decision-making process in determining the base salary amounts.

Role of Executive Officers, page 33

9. In future filings, please provide more detailed information regarding the role of the CEO in determining the compensation of other named executive officers. To the extent that the CEO only makes recommendations, but does not participate in the decision-making process, please discuss.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief